SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 5)

CELL GENESYS, INC.

(Name of Issuer)

CELL GENESYS, INC.

(Name of Filing Person (Offeror and Issuer))

3.125% Convertible Senior Notes due 2011

(Title of Class of Securities)

150921AA2

150921AB0

(CUSIP Numbers of Class of Securities)

STEPHEN A. SHERWIN, M.D.

Chairman of the Board and Chief Executive Officer

500 Forbes Boulevard

South San Francisco, California 94080

(650) 266-3000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

SAMUEL ZUCKER, Esq.	ERIC C. SIBBITT, Esq.
O’Melveny & Myers LLP	O’Melveny & Myers LLP
2765 Sand Hill Road	2 Embarcadero Center, 28th Floor
Menlo Park, CA 94025-7019	San Francisco, CA 94111-3823
(650) 473-2600	(415) 984-8700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$32,000,000	$1258

*	The transaction value is estimated only for purposes of calculating the filing fee. This amount is based on the purchase of $80,000,000 aggregate principal amount of the outstanding 3.125% Convertible Senior Notes due 2011, at the maximum tender offer price of $400 per $1,000 principal amount.

**	Previously paid.

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A Filing Party: N/A
Form or Registration No.: N/A Date Filed: N/A

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☒

INTRODUCTORY STATEMENT

This Amendment No. 5 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”), originally filed with the Securities and Exchange Commission (the “SEC”) on November 7, 2008, by Cell Genesys, Inc., a Delaware corporation (“Cell Genesys” or the “Company”), as amended by that certain Amendment No. 1 to Schedule TO filed with the SEC on November 26, 2008 (“Amendment No. 1”), that certain Amendment No. 2 to Schedule TO filed with the SEC on December 2, 2008 (“Amendment No. 2”), that certain Amendment No. 3 to Schedule TO filed with the SEC on December 5, 2008 (“Amendment No. 3”) and that certain Amendment No. 4 to Schedule TO filed with the SEC on December 10, 2008 (“Amendment No. 4,” and collectively with the Original Schedule TO, Amendment No. 1, Amendment No. 2 and Amendment No. 3, the “Schedule TO”). The Schedule TO relates to the offer by the Company to purchase up to $80,000,000 aggregate principal amount of its outstanding 3.125% Convertible Senior Notes due 2011 (the “Notes”) at a purchase price to be determined by the “Modified Dutch Auction” procedure described in the Offer to Purchase dated November 7, 2008, as amended by Amendment No. 1, that certain Supplement No. 1 to Offer to Purchase dated December 2, 2008, Amendment No. 3 and Amendment No. 4 (collectively, the “Offer to Purchase”). The Company’s offer is being made upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Amended and Restated Letter of Transmittal, a copy of which was attached to Amendment No. 2 as Exhibit (a)(1)(vii).

On December 17, 2008, Cell Genesys issued a press release announcing the results of the Offer, the full text of which is attached as Exhibit (a)(5)(iii) hereto and incorporated herein by reference.

ITEM 12.	EXHIBITS.

(a)(1)(i)*	Offer to Purchase, dated November 7, 2008.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)**	Supplement No. 1 to Offer to Purchase, dated December 2, 2008.

(a)(1)(vii)**	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)**	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)**	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)**	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated November 7, 2008.

(a)(5)(ii)**	Press Release, dated December 2, 2008.

(a)(5)(iii)	Press Release, dated December 17, 2008.

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(d)(1)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 filed with the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004).

(d)(2)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 filed with the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004).

*	Previously filed with the Original Schedule TO.
**	Previously filed with Amendment No. 2.

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SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment is true, complete and correct.

CELL GENESYS, INC.

/s/ Stephen A. Sherwin
Stephen A. Sherwin, M.D. Chairman of the Board and Chief Executive Officer

Date: December 17, 2008

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated November 7, 2008.

(a)(1)(ii)*	Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(vi)**	Supplement No. 1 to Offer to Purchase, dated December 2, 2008.

(a)(1)(vii)**	Amended and Restated Letter of Transmittal (including Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9).

(a)(1)(viii)**	Amended and Restated Notice of Guaranteed Delivery.

(a)(1)(ix)**	Amended and Restated Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(1)(x)**	Amended and Restated Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.

(a)(5)(i)*	Press Release, dated November 7, 2008.

(a)(5)(ii)**	Press Release, dated December 2, 2008.

(a)(5)(iii)	Press Release, dated December 17, 2008.

(d)(1)	Indenture, dated as of October 20, 2004, between Cell Genesys, Inc. and U.S. Bank National Association, as Trustee (incorporated by reference to Exhibit 4.1 of the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004.

(d)(2)	Resale Registration Rights Agreement, dated as of October 20, 2004, among Cell Genesys, Inc. and J.P. Morgan Securities and Lehman Brothers, Inc., as representatives of the initial purchasers (incorporated by reference to Exhibit 10.1 filed with the Company’s Registration Statement on Form S-3 (Reg. No. 333-121732), filed with the SEC on December 29, 2004).

*	Previously filed with the Original Schedule TO.
**	Previously filed with Amendment No. 2.